UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Apricus Biosciences, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

652903-10-5
(CUSIP Number)

Mark DiPaolo
General Counsel
Sarissa Capital Management LP
660 Steamboat Road
Greenwich, CT 06830
203-302-2330

With a copy to:
Russell Leaf
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, New York 10019
212-728-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 22, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be  subject to all other  provisions of the Act  (however, see the Notes).

Item 1.            Security and Issuer.

This statement constitutes Amendment No. 5 to the Schedule 13D (this “Amendment No. 5”) relating to the Common Stock, par value $0.001 (the “Shares”), issued by Apricus Biosciences, Inc. (the “Issuer”), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission on February 23, 2015, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4 thereto (as amended, the “Initial Schedule 13D”), on behalf of the Reporting Persons (as defined below), to furnish the additional information set forth herein.  All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial Schedule 13D.

Item 4.  Purpose of Transaction.
Item 4 of the Initial Schedule 13D is hereby amended by adding the following:
On June 22, 2018, certain of the Reporting Persons entered into a warrant amendment agreement with the Issuer (the “Warrant Amendment”) pursuant to which the exercise price of the Warrants was reduced from $0.71 to $0.42 per share.  The foregoing description of the Warrant Amendment is qualified in its entirety by reference to the Warrant Amendment, a copy of which is filed as Exhibit 5.1 hereto.
In connection with the execution of the Warrant Amendment, certain of the Reporting Persons and the Issuer entered into an amendment to that certain subscription agreement, dated as of January 12, 2016 (the “Subscription Agreement Amendment”), to remove the provisions thereof providing certain of the Reporting Persons preemptive rights to participate in future equity issuances by the Issuer. The foregoing description of the Subscription Agreement Amendment is qualified in its entirety by reference to the Subscription Agreement Amendment, a copy of which is filed as Exhibit 5.2 hereto.

Item 7. Material to Be Filed as Exhibits.

Item 7 of the Initial Schedule 13D is hereby amended by adding the following:

5.1          Warrant Amendment.
5.2          Subscription Agreement Amendment.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  June 22, 2018

SARISSA CAPITAL MANAGEMENT LP

By:	/s/ Mark DiPaolo
Name: Mark DiPaolo
Title: General Counsel

SARISSA CAPITAL OFFSHORE MASTER FUND LP
By: Sarissa Capital Offshore Fund GP LLC, its general partner

By:	/s/ Mark DiPaolo
Name: Mark DiPaolo
Title: Authorized Person

/s/Alexander J. Denner
Alexander J. Denner